VIA EDGAR AND OVERNIGHT MAIL
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561
August 19, 2011

Attention:	Ms. Mara L. Ransom, Esq.

Re:	GameStop Corp. (the “Company”, “GameStop”, “we” or “our”)
Form 10-K for the Fiscal Year Ended January 29, 2011
Filed March 30, 2011
Definitive Proxy Statement on Schedule 14A
Filed May 16, 2011
File No. 001-32637
Dear Ms. Ransom:
          We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated August 1, 2011. For your convenience, we have repeated and numbered each paragraph to correspond to the numbered comment set forth in the Staff’s comment letter.
Form 10-K for Fiscal Year Ended January 29, 2011
Risks Related to Our Indebtedness, page 21
Despite current anticipated indebtedness..., page 22
1.	Please revise to quantify the amount of additional indebtedness that you may incur pursuant to the exceptions and qualifications contained in the indenture governing the senior notes and your senior credit facility.

Company Response:

In future filings, we will revise this disclosure to include additional language similar to the following:
“Absent consent from our lenders, the Company may not incur more than $750 million of additional unsecured indebtedness to be limited to $250 million in general unsecured obligations and $500 million in unsecured obligations to finance acquisitions valued at $500 million or more.”
Item 2. Properties, page 23
2.	Please file the lease governing your distribution facility in Louisville, Kentucky or explain to us why you do not believe such lease is material. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Company Response:

We believe that the lease for our distribution facility in Louisville, Kentucky is immaterial both in “amount” and “significance” as defined in Item 601(b)(10)(ii)(D) of Regulation S-K. The annual rent expense is less than one tenth of one percent of fiscal 2010 total “selling, general and administrative expenses” reflected in our consolidated statement of operations included in our Form 10-K filed March 30, 2011. In addition, there are no rights or obligations related to this lease agreement that are material or unique to our business from a qualitative perspective and we believe that adequate replacement space would be available on broadly similar commercial terms if this lease agreement was terminated or expired. In the event that the lease was terminated or expired, we believe that the distribution operations that take place at this property could be relocated with minimal disruption to our business by either absorbing these operations into our distribution facility in Grapevine, Texas or replacing the facility with another readily available facility in the existing general geographic area.
Definitive Proxy Statement on Schedule 14A
Election of Directors — Proposal 1, page 2
Information Concerning the Directors and Nominees, page 2
3.	Please revise to disclose on an individual basis each director’s and each nominee’s specific experience, qualifications, attributes or skills that led to your conclusion that such person should serve as your director. For further guidance, please consider Question 116.05 in our Regulation S-K Compliance and Disclosure Interpretations.

Company Response:

The Company’s current disclosure of the experience, qualifications, attributes or skills related to qualification as a director is detailed on page 3 under “Information Concerning the Directors and Nominees.” In future filings, in the biographies of the directors, we will discuss each director’s specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as director for the Company on an individual basis. The additional disclosure will be similar to the following example for one of our current directors:

“Mrs. Shern’s qualifications to serve on the Board include her experience in a senior position at a global professional services firm related to the retail industry, her financial experience, including as a director on other audit committees, and her senior leadership experience, all of which enable her to provide key insights to the Company related to governance, compliance, financial matters and retail operations.”
Compensation Discussion and Analysis, page 12
Key Elements of Compensation, page 16
Base Salaries, page 16
4.	In addition to providing the disclosure in this subsection with respect to your fiscal 2011 base salaries, please also provide such disclosure with respect to your fiscal 2010 base salaries. We note that you have provided some disclosure with respect to your fiscal 2010 base salaries in your definitive proxy statement filed on May 18, 2010. However, such disclosure does not include all aspects of your fiscal 2010 base salaries, including the increases paid to Messrs. Raines, Bartel and Lloyd in connection with their promotions. See Item 402(b)(2)(ix) of Regulation S-K

Company Response:

Part 1

With respect to disclosure of our fiscal 2010 base salaries, in future filings, we will include a discussion of base salaries for our named executive officers for both the current fiscal year and prior fiscal year. The additional disclosure will be similar to our discussion of base salaries included in the “Compensation Discussion and Analysis — Key Elements of Compensation” section on page 13 of our Definitive Proxy Statement on Schedule 14A filed May 18, 2010.

Part 2

With respect to disclosure of the increases to the 2010 base salaries of Messrs. Raines, Bartel and Lloyd in connection with their promotions, in future filings, we will include a discussion similar to the following:
“The Compensation Committee met on May 26, 2010 to establish the base salaries associated with the promotions of Mr. Raines from Chief Operating Officer to Chief Executive Officer, Mr. Bartel from Executive Vice President of Merchandising and Marketing to President and Mr. Lloyd from Interim Chief Financial Officer and Chief Accounting Officer to Executive Vice President and Chief Financial Officer. In setting the base salaries of these named executive officers for the remainder of fiscal 2010, the Compensation Committee considered their compensation history, their compensation level relative to all other Company executives, the increased responsibilities associated with their promotions, the base salaries of the predecessor named executive officers in the same or similar positions and information received from Towers-Perrin following its review of the Company’s executive compensation program in fiscal 2008. Effective June 2, 2010, in connection with their promotions, Mr. Raines’ base salary was increased from $950,000 to $1,000,000; Mr. Bartel’s base salary was increased from $610,000 to $750,000; and Mr. Lloyd’s base salary was increased from $390,000 to $500,000.”
Long-term Incentive Awards, page 19
5.	Please discuss how each of the factors referenced in the third and fifth paragraphs on page 19 contributed to your decision to grant the amounts of restricted stock and cash bonuses that are disclosed on page 20 and in the Summary Compensation Table. For example, please discuss the specific metrics you used to evaluate your financial performance over the preceding year and the specific performance, responsibilities and contributions of each of your named executive officers. See Item 402(b)(1)(v), (b)(2)(v) and (b)(2)(vii) of Regulation S-K.

Company Response:

In future filings, we will include additional disclosure on the factors that contributed to our decision to grant amounts of restricted stock and cash bonuses similar to the following:
“In determining the amounts of restricted stock and cash bonuses to grant to named executive officers for fiscal 2011, the Compensation Committee considered the Company’s overall performance and each named executive officer’s individual contributions to the Company’s overall performance. The Company performance that received the most significant consideration included the following:

Implementation of Strategic Initiatives
•	Launched PowerUp Rewards, a new loyalty program throughout the U.S. and enrolled over six million members;

•	Developed the technology to sell digitally distributed add-on content from both Sony and Microsoft and launched the sale of add-on downloadable content in all U.S. stores; and

•	Completed the acquisition of Kongregate, Inc., an online gaming site with over 30,000 free-to-play games and over 13 million unique visitors per month.

Financial Performance
•	Increased revenues by 4.4%;

•	Increased operating earnings by 4.0%, which was 97% of the targeted operating earnings for fiscal 2010;

•	Grew net income by 8.1% and earnings per share by 17.8%;

•	The Company’s share price increased from $19.77 at the close of the last trading day of fiscal 2009 to $20.98 at the close of the last trading day of fiscal 2010; and

•	During fiscal 2010, the Company repurchased $381 million in shares of its common stock and retired $200 million of debt.”
Factors considered in determining the amounts for each named executive officer included individual performance, individual contributions toward achievement of strategic objectives and comparisons of long-term incentives and overall compensation of similar positions within the Company’s peer group.
Executive Compensation, page 25
6.	We note the disclosure in footnote (5) to the Summary Compensation Table and footnote (3) to the Director Compensation Table that the amounts reported represent the amount charged to expense in the applicable fiscal year. Please explain to us what you mean by “the amount...charged to expense in the applicable fiscal year” and why you based disclosure on this measure instead of disclosing the full, pre-tax amount of the award. Please also provide an analysis of why you disclosed the amounts of such awards in the “Bonus” column of the Summary Compensation Table and in the “All Other Compensation” column of the Director Compensation Table. We note that you have disclosed that “[t]he purpose of the matching cash bonus was to preserve the pool of shares available for grant under the 2001 Incentive Plan and to use the cash bonus to satisfy any applicable withholding taxes due to the Company from the recipient with respect to the related restricted share vesting and eliminate the need for recipients to sell shares upon vest to cover withholding taxes.” In light of this purpose, please analyze whether the cash bonus may properly be characterized as a tax gross-up.

Company Response:

Part 1

The “amount...charged to expense in the applicable fiscal year” refers to the amount of expense recognized in selling, general and administrative expenses in the Company’s consolidated statements of operations in accordance with accounting principles generally accepted in the United States of America related to the cash value of the cash bonuses that are awarded simultaneously with the grants of restricted stock awards. Each recipient of a cash bonus award receives the right to an amount of cash consideration that is fixed on the award date and vests ratably over a three-year service period. We recognize the associated expense on a straight-line basis over the three-year period in which the services are performed. The amount reflected includes the expense related to the cash bonus earned for both the 2010 and 2009 cash bonus awards based on continued service provided by the named executive officer during the current fiscal year. For example, the fiscal 2010 amount of $1,354,000 presented in the “Bonus” column for Mr. DeMatteo is comprised of $600,000 (or one-third of the $1,800,000 total cash bonus award listed on page 20) related to his 2010 grant and $754,000 (or one-third of the $2,262,000 total cash bonus award) related to his 2009 grant.

Part 2

We based our disclosure on this measure instead of disclosing the full, pre-tax amount of the award, because the expense recognized reflects the amount that is earned by the recipient during the fiscal year. The cash bonus award is granted based on performance in the prior fiscal year, but also provides retention value to the Company. The award is earned and paid over a three-year vesting period to incentivize the named executive officer to stay during the vesting period. The named executive officer must stay through the award vesting dates to earn the bonus. The full, pretax amount of the 2010 grant of cash awards are disclosed under the discussion of “2010 Grants” on page 20.

Part 3

We disclose this amount in the “Bonus” column of the Summary Compensation Table and in the “All Other Compensation” column of the Director Compensation Table because it is a discretionary cash award that is not based on performance, is not awarded either under an equity incentive plan or a non-equity incentive plan (both as defined in Item 402(a)(6) of Regulation S-K) and is not a tax gross-up.

Part 4

As discussed on page 21 under “2011 Grants,” “in order to grant each recipient a long-term award with an overall value similar to the grant in February 2010, the Board approved cash bonuses...to offset the decline in value of the restricted share grant.” The cash bonus award was necessary in order “to preserve the pool of shares available for grant under the 2001 Incentive Plan.” The primary purpose of these cash awards is to supplement the awards of restricted shares to bring the overall value of long-term incentive compensation and total compensation in line with our peer group and with past grants discussed on page 15. Although the cash bonus does provide cash consideration that can be used “to satisfy any applicable withholding taxes due to the Company from the recipient with respect to the related restricted share vesting and eliminate the need for recipients to sell shares upon vest to cover withholding taxes,” the value of each cash grant was not determined in consideration of the recipient’s cash needs to pay withholding taxes upon vest. The Company does not view the cash bonus as a tax gross-up because the total value of the long-term award remained the same when the Company began granting cash bonuses. There is no additional cost to the Company and no additional taxable income to the employee, whereas additional cost and additional income would be incurred if the cash bonus was a tax gross-up.

7.	Please explain to us the accounting model you applied with respect to the Cash Bonus Awards and your rationale for using that model. Please include in your response your consideration as to the applicability of ASC 718.

Company Response:

Please see our response to comment number 6 regarding the accounting model we applied to the cash bonus awards.

We do not believe that the cash bonus awards meet either of the criteria in Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (subtopic 10-15-3) because the awards (a) are not “based, at least in part, on the price of the entity’s shares or other equity instruments” and (b) do not “require or may require settlement by issuing the entity’s equity shares or other equity instruments.” Although we do state the value of the cash bonus awards in terms of the equivalent value of our common shares, the amount of the cash bonus award is fixed and determinable on the date of the award, is independent of any fluctuations in our share price subsequent to the grant of the award and is payable only in cash upon vest.

8.	We also note the disclosure in footnote (8) to the Summary Compensation Table. Regarding Mr. Raines $1 million signing bonus, please explain whether (and if so, when) cash amounts were paid to him in full, subject only to a repayment obligation, or if they were awarded pursuant to some other arrangement. If the entire $1 million amount was paid to Mr. Raines in a lump sum, please explain why the amounts considered earned during each fiscal year are reported separately.

Company Response:

In accordance with the terms of his employment agreement, Mr. Raines was paid a $1,000,000 signing bonus in full in September 2008 which is earned by him through service to the Company ratably over the three-year term of his employment agreement. The signing bonus provides value to the Company as an incentive for retention, since any amount of the signing bonus which is unearned must be repaid should Mr. Raines leave the Company without good reason (as defined) or is terminated by the Company for cause (as defined) before the expiration of the original term of the employment agreement.

Accordingly, in the “Bonus” column of the Summary Compensation Table, in each fiscal year presented, we present the amount of the signing bonus that has been earned by Mr. Raines in each respective fiscal year. Amounts are earned by Mr. Raines as the service performance condition has been satisfied under the terms of his employment agreement.

9.	Please include in footnote (3) a cross-reference to the discussion of the assumptions used in determining the grant date fair value of the restricted stock awards. Please also include such cross-reference in footnote (2) to the director compensation table. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K and Instruction to Item 402(k) of Regulation S-K.

Company Response:

In future filings, we will revise the footnotes to both the Summary Compensation Table and the Director Compensation Table by including additional language similar to the following:
“Grant date fair value was determined pursuant to the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718. The assumptions used by the Company in calculating the grant date fair value are incorporated herein by reference to Note 13 to the Company’s consolidated financial statements in its Form 10-K filed March 30, 2011.”
Grants of Plan-Based Awards in Last Fiscal Year, page 27
10.	Please disclose how you determined the threshold, target and maximum payouts for the June 2, 2010 grants to Messrs. Raines, Bartel and Lloyd, considering you state that these grants were tied to promotions. See Item 402(b)(1)(v) of Regulation S-K.

Company Response:

In future filings, we will revise the footnotes to the Grants of Plan-based Awards Table by including additional language similar to the following:
“The Non-Equity Incentive Plan awards were granted under the Company’s Supplemental Compensation Plan. See “Compensation Discussion and Analysis — Annual Bonuses” for a description of the Supplemental Compensation Plan. Actual payments under these awards have already been determined and were paid in March 2011 and are included in the “Non-Equity Incentive Plan Compensation” column of the 2010 Summary Compensation Table. For those named executive officers who were promoted on June 2, 2010, the non-equity incentive plan award amounts detailed for the February 4, 2010 grant date represent the awards they would have been eligible for absent their June 2, 2010 promotions, whereas the higher award amounts detailed for the June 2, 2010 grant date represent the awards they were actually eligible for and paid under given their June 2, 2010 promotions. The June 2, 2010 grants replaced, and were not incremental to, the February 4, 2010 grants.”

Employment Agreements and Potential Payment upon Change in Control or Termination, page 29
11.	Please disclose whether Catherine Smith received any payments upon her resignation. See Instruction 4 to Item 402(j) of Regulation S-K.

Company Response:

Ms. Smith received her salary through the last day of her employment. Ms. Smith received no other payments upon her resignation. Ms. Smith was not eligible to receive the $600,000 bonus set forth in her employment agreement dated August 24, 2009 and all of the restricted stock and related cash bonuses that the Company had previously granted to Ms. Smith were forfeited.
Director Compensation, page 31
12.	Please disclose your compensation arrangements for directors that resulted in the amounts disclosed in the ‘Fees Earned or Paid in Cash’ column. We note that it appears that you provide such disclosure in your definitive proxy statement filed on May 18, 2010. However, such disclosure should also be provided in the proxy statement that discloses the fees earned for the last completed fiscal year. See Item 402(k)(3) of Regulation S-K.

Company Response:

In future filings, we will revise the disclosure for our director compensation arrangements with language similar to the following:
“Directors who are not employees of the Company will receive compensation of $55,000 per annum in fiscal 2011. Directors who were not employees of the Company received compensation of $50,000 per annum and $1,000 per in-person Board or committee meeting in fiscal 2010. This compensation is included in the ‘Fees Earned or Paid in Cash’ column in the Director Compensation Table. In addition, we reimburse our directors for expenses in connection with attendance at Board and committee meetings. Other than with respect to reimbursement of expenses, directors who are our employees do not receive additional compensation for their services as directors.”

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please do not hesitate to contact us at 817-424-2000.

Very truly yours,

/s/ Robert A. Lloyd Robert A. Lloyd
Executive Vice President and
Chief Financial Officer
GameStop Corp.
(Principal Financial Officer)

/s/ Troy W. Crawford Troy W. Crawford
Senior Vice President and
Chief Accounting Officer
GameStop Corp.
(Principal Accounting Officer)